Exhibit 99.1

IPERIONX LIMITED ACN 618 935 372
NOTICE OF GENERAL MEETING The general meeting of the Company will be held at Conference Room, Ground Floor, 28 The Esplanade, Perth WA 6000 on Friday, October 3, 2025 at 10:00am (AWST).
If the above arrangements with respect to the Meeting change, Shareholders will be updated via the ASX Market Announcements Platform.

This Notice should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

Should you wish to discuss any matter please do not hesitate to contact the Company by telephone on +61 8 9322 6322

IPERIONX LIMITED
ACN 618 935 372

NOTICE OF GENERAL MEETING

Notice is hereby given that the general meeting of shareholders of IperionX Limited (Company) will be held at Conference Room, Ground Floor, 28 The Esplanade, Perth WA 6000 on Friday, October 3, 2025 at 9:00am (AWST) (Meeting).

If it becomes necessary or appropriate to make alternative arrangements to those detailed in this Notice, Shareholders will be updated via the ASX announcements platform and on the Company’s website at www.iperionx.com.

The Explanatory Memorandum provides additional information on matters to be considered at the Meeting. The Explanatory Memorandum and the Proxy Form form part of this Notice.

The Directors have determined pursuant to regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered as Shareholders on Wednesday, October 1, 2025 at 5:00pm (AWST).

The Company advises that a poll will be conducted for all Resolutions.

Terms and abbreviations used in this Notice (including the Explanatory Memorandum) are defined in Schedule 1.

AGENDA

1	Resolution 1– Ratify the Issue of Institutional Placement Shares under Listing Rule 7.1

To consider and, if thought fit, to pass with or without amendment, the following resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rule 7.4 and for all other purposes, Shareholders ratify the prior issue of 13,566,770 Institutional Placement Shares at an issue price of A$5.00 per Share to Institutional Placement Participants under Listing Rule 7.1 on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of the Institutional Placement Participants or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

2	Resolution 2 – Issue of Director Placement Shares to Mr Todd Hannigan

To consider and, if thought fit, to pass with or without amendment, the following resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 300,000 Director Placement Shares at an issue price of A$5.00 per Share to Mr Todd Hannigan (and/or his nominee(s)) pursuant to the Placement and on the same terms and conditions as the other Institutional Placement Participants and otherwise on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Mr Todd Hannigan (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the proposed issue of the Shares (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person (or those persons).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

3	Resolution 3 – Issue of Director Placement Shares to Ms Beverly Wyse

To consider and, if thought fit, to pass with or without amendment, the following resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 52,000 Director Placement Shares at an issue price of A$5.00 per Share to Ms Beverly Wyse (and/or her nominee(s)) pursuant to the Placement and on the same terms and conditions as the other Institutional Placement Participants and otherwise on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Ms Beverly Wyse (and/or her nominee(s)) and any other person who will obtain a material benefit as a result of the proposed issue of the Shares (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person (or those persons).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

4	Resolution 4 – Issue of Director Placement Shares to Mr Tony Tripeny

To consider and, if thought fit, to pass with or without amendment, the following resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 24,615 Director Placement Shares at an issue price of A$5.00 per Share to Mr Tony Tripeny (and/or his nominee(s)) pursuant to the Placement and on the same terms and conditions as the other Institutional Placement Participants and otherwise on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Mr Tony Tripeny (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the proposed issue of the Shares (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person (or those persons).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

5	Resolution 5 – Issue of Director Placement Shares to Ms Lorraine Martin

To consider and, if thought fit, to pass with or without amendment, the following resolution as an ordinary resolution:

"That, pursuant to an in accordance with Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 24,615 Director Placement Shares at an issue price of A$5.00 per Share to Ms Lorraine Martin (and/or her nominee(s)) pursuant to the Placement and on the same terms and conditions as the other Institutional Placement Participants and otherwise on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Ms Lorraine Martin (and/or her nominee(s)) and any other person who will obtain a material benefit as a result of the proposed issue of the Shares (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person (or those persons).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

6	Resolution 6 – Issue of Director Placement Shares to Mr Anastasios Arima

To consider and, if thought fit, to pass with or without amendment, the following resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 16,000 Director Placement Shares at an issue price of A$5.00 per Share to Mr Anastasios Arima (and/or his nominee(s)) pursuant to the Placement and on the same terms and conditions as the other Institutional Placement Participants and otherwise on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Mr Anastasios Arima (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the proposed issue of the Shares (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person (or those persons).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

7	Resolution 7 – Issue of Director Placement Shares to Mr Vaughn Taylor

To consider and, if thought fit, to pass with or without amendment, the following resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 16,000 Director Placement Shares at an issue price of A$5.00 per Share to Mr Vaughn Taylor (and/or his nominee(s)) pursuant to the Placement and on the same terms and conditions as the other Institutional Placement Participants and otherwise on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Mr Vaughn Taylor (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the proposed issue of the Shares (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person (or those persons).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

BY ORDER OF THE BOARD

Mr Gregory Swan
Company Secretary

Dated: 29 August 2025

IPERIONX LIMITED
ACN 618 935 372

EXPLANATORY MEMORANDUM

1	Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Meeting.

This Explanatory Memorandum should be read in conjunction with and forms part of the Notice. The purpose of this Explanatory Memorandum is to provide information to Shareholders in deciding whether or not to pass the Resolutions.

This Explanatory Memorandum includes the following information to assist Shareholders in deciding how to vote on the Resolutions:

Section 1	Introduction
Section 2	Action to be taken by Shareholders
Section 3	Background to Placement
Section 4	Resolution 1 – Ratify the Issue of Institutional Placement Shares under Listing Rule 7.1
Section 5	Resolutions 2, 3, 4, 5, 6 and 7 – Issue of Director Placement Shares to Mr Todd Hannigan, Ms Beverly Wyse, Mr Tony Tripeny, Ms Lorraine Martin, Mr Anastasios Arima and Mr Vaughn Taylor
Schedule 1	Definitions
A Proxy Form is located at the end of this Explanatory Memorandum.

2	Action to be taken by Shareholders

Shareholders should read the Notice including this Explanatory Memorandum carefully before deciding how to vote on the Resolutions.

The Company advises that a poll will be conducted for all Resolutions.

2.1	Proxies

A Proxy Form is attached to the Notice. This is to be used by Shareholders if they wish to appoint a representative (a 'proxy') to vote in their place.  All Shareholders are invited and encouraged to attend the Meeting or, if they are unable to attend in person, sign and return the Proxy Form to the Company in accordance with the instructions thereon. Returning the Proxy Form will not preclude a Shareholder from attending and voting at the Meeting in person.

Please note that:

(a)	a Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy;

(b)	a proxy need not be a Shareholder; and

(c)
a Shareholder entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Where the proportion or number is not specified, each proxy may exercise half of the votes.

Proxy Forms must be received by the Company no later than 9:00am (AWST) on Wednesday, October 1, 2025, being at least 48 hours before the Meeting.

The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.

2.2	Attendance at Meeting

To vote in person, Shareholders are able to attend the Meeting at the time, date and place set out above.  Based on the best information available to the Board at the time of the Notice, the Board considers it will be in a position to hold an 'in-person' meeting to provide Shareholders with a reasonable opportunity to participate in and vote at the Meeting. If it becomes necessary or appropriate to make alternative arrangements to those detailed in this Notice, Shareholders will be updated via the ASX announcements platform and on the Company’s website at www.iperionx.com.

3	Background to Placement

On 23 July 2025, the Company announced a capital raising comprising a placement of 14,000,000 Shares at an issue price of A$5.00 per Share to institutional, professional and sophisticated investors and, subject to Shareholder approval, to certain directors to raise A$70 million (before costs) (Placement).

The Placement comprises the issue of:

(a)
13,566,770 Shares (Institutional Placement Shares) to institutional, professional and sophisticated investors (Institutional Placement Participants), identified by the lead manager, under the Company's existing Listing Rule 7.1 placement capacity; and

(b)
subject to Shareholder approval pursuant to Resolutions 2 to 7 (inclusive), an aggregate of 433,230 Shares (each a Director Placement Share) to Mr Todd Hannigan, Ms Beverly Wyse, Mr Tony Tripeny, Ms Lorraine Martin, Mr Anastasios Arima and Mr Vaughn Taylor (together, the Participating Directors), as follows:

Participating Director	Director Placement Shares
Mr Todd Hannigan	300,000
Ms Beverly Wyse	52,000
Mr Tony Tripeny	24,615
Ms Lorraine Martin	24,615
Mr Anastasios Arima	16,000
Mr Vaughn Taylor	16,000

Proceeds raised pursuant the Placement will be used to capitalise on the United States' demand for a reliable source titanium metal, particularly for defense, aerospace and advanced manufacturing applications, including by allowing the Company to order capital items in the near term to shorten the construction schedule for planned scale-up in titanium production capacity and to underpin ongoing engagement with the U.S. Department of Defense.

Petra Capital Pty Limited acted as lead manager to the Placement.

Refer to the Company's ASX announcement dated 23 July 2025 for further details regarding the Placement.

4	Resolution 1 – Ratify the Issue of Institutional Placement Shares under Listing Rule 7.1

4.1	General

Refer to Section 3 for details of the Placement.

Resolution 1 seeks Shareholder ratification, pursuant to and in accordance with Listing Rule 7.4 and for all other purposes, for the prior issue of the Institutional Placement Shares to the Institutional Placement Participants pursuant to the Company's placement capacity under Listing Rule 7.1.

Resolution 1 is an ordinary resolution.

The Chair intends to exercise all available proxies in favour of Resolution 1.

4.2	Listing Rule 7.1

Subject to a number of exceptions, Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its shareholders over any 12 month period to 15% of the fully paid ordinary securities it had on issue at the start of that period (15% Placement Capacity).

The issue of the Institutional Placement Shares did not fit within any of the exceptions to Listing Rule 7.1 and, as it has not yet been approved by Shareholders, it effectively uses up part of the Company's 15% Placement Capacity under Listing Rule 7.1, thereby reducing the Company’s capacity to issue further Equity Securities without Shareholder approval under Listing Rule 7.1 for the 12 month period following the issue of the Institutional Placement Shares.

Listing Rule 7.4 provides that if the Company in general meeting ratifies the previous issue of or agreement to issue Equity Securities pursuant to Listing Rule 7.1 (and provided that the previous issue did not breach Listing Rule 7.1), those Equity Securities will be deemed to have been made with Shareholder approval for the purposes of Listing Rule 7.1.

If Resolution 1 is passed, the issue of the Institutional Placement Shares will be excluded in calculating the Company's 15% Placement Capacity under Listing Rule 7.1, effectively increasing the number of Equity Securities it can issue without Shareholder approval over the 12 month period following 23 July 2025.

If Resolution 1 is not passed, the Institutional Placement Shares will be included in calculating the Company's 15% Placement Capacity under Listing Rule 7.1, effectively decreasing the number of Equity Securities it can issue without Shareholder approval for the 12 month period following 23 July 2025.

4.3	Specific information required by Listing Rule 7.5

For the purposes of Shareholder ratification of the prior issue of Institutional Placement Shares to the Institutional Placement Participants and the requirements of Listing Rule 7.5, the following information is provided:

(a)
the Institutional Placement Shares were issued to professional and sophisticated investors who were identified through a bookbuild process, which involved Petra Capital Pty Limited, in consultation with the Company, seeking expressions of interest from non-related and related parties of the Company to participate in the Placement. None of the participants in the Placement are related parties or associates of related parties of the Company other than the Participating Directors and associates of the Participating Directors, members of the Company's key management personnel, existing substantial holders in the Company or an adviser to the Company or an associate of any of those persons. The Participating Directors and their respective associates will not be issued Shares pursuant to the Placement which equal to more than 1% of the Company's issued capital;

(b)	13,566,770 Shares were issued pursuant to Listing Rule 7.1 on 29 July 2025;

(c)	the Institutional Placement Shares are fully paid ordinary shares of the Company and rank equally with the existing Shares on issue;

(d)	the Institutional Placement Shares were issued at A$5.00 per Share to raise A$67.8 million (before costs);

(e)	proceeds raised from the Placement will be used as detailed in Section 3;

(f)	the Institutional Placement Shares were issued under short form subscription letters pursuant to which the Institutional Placement Participants received Shares at an issue price of A$5.00 per Share;

(g)
Petra Capital Pty Limited acted as the lead manager to the Placement pursuant to an engagement letter on standard terms and conditions for a capital raising engagement letter. Petra Capital Pty Limited will receive a fee of 3.5% of gross proceeds raised from the Placement; and

(h)	a voting exclusion statement is included in the Notice for Resolution 1.

4.4	Board recommendation

The Board recommends that Shareholders vote in favour of Resolution 1.

5	Resolutions 2, 3, 4, 5, 6 and 7 – Issue of Director Placement Shares to Mr Todd Hannigan, Ms Beverly Wyse, Mr Tony Tripeny, Ms Lorraine Martin, Mr Anastasios Arima and Mr Vaughn Taylor

5.1	General

Refer to Section 3 for details of the participation of the Participating Directors in the Placement.

Resolutions 2 to 7 (inclusive) seek Shareholder approval pursuant to Listing Rule 10.11 for the issue of 433,230 Director Placement Shares at an issue price of A$5.00 per Share to the Participating Directors (and/or their respective nominee(s)) to raise gross proceeds of A$2.2 million (before costs), as follows:

Participating Director	Director Placement Shares
Mr Todd Hannigan	300,000
Ms Beverly Wyse	52,000
Mr Tony Tripeny	24,615
Ms Lorraine Martin	24,615
Mr Anastasios Arima	16,000
Mr Vaughn Taylor	16,000
TOTAL	433,230

The terms and conditions upon which the Participating Directors will subscribe for the Director Placement Shares will be the same terms and conditions as the Institutional Placement Participants.

Director participation in placements generally increases investor confidence and sends a strong signal to the market that Directors of the Company believe in the Company's future and are willing to personally invest their own capital alongside the other Placement participants.

The Directors considered the Placement to be a preferred mechanism for raising funds because it reduced the Company’s exposure to additional costs, a protracted process, and market volatility that may have been experienced with a pro-rata issue or other type of issue in which existing ordinary shareholders would have been eligible to participate.

The Placement issue price of A$5.00 per Placement Share represents a modest 6% discount to the last closing price on ASX of A$5.30 and a small 2% discount to the 5-day volume weighted average price on ASX immediately prior to announcement of the Placement. Further, the Company’s share price on ASX traded below the issue price of A$5.00 on 116 of the 123 trading days in the preceding five (5) months prior to the announcement of the Placement, offering all investors ample opportunity to purchase shares below the issue price of A$5.00.

Resolutions 2 to 7 (inclusive) are ordinary resolutions.

The Chair intends to exercise all available proxies in favour of Resolutions 2 to 7 (inclusive).

5.2	Listing Rule 10.11

Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.12 applies, a listed company must not issue or agree to issue Equity Securities to:

(a)	a related party;

(b)	a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (30%+) holder in the company;

(c)
a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (10%+) holder in the company and who has nominated a director to the board of the company pursuant to a relevant agreement which gives them a right or expectation to do so;

(d)	an associate of a person referred to in (a) to (c) above; or

(e)	a person whose relationship with the company or a person referred to in (a) to (d) above is such that, in ASX’s opinion, the issue or agreement should be approved by its shareholders,

unless it obtains shareholder approval.

The issue of Director Placement Shares to the Participating Directors (and/or their respective nominee(s)) falls within Listing Rule 10.11.1 as they are related parties of the Company by virtue of being Directors, and do not fall within any of the exceptions in Listing Rule 10.12. Therefore, the issue of the Director Placement Shares to the Participating Directors require Shareholder approval under Listing Rule 10.11.

If Shareholder approval is obtained under Listing Rule 10.11, Shareholder approval is not required under Listing Rule 7.1. Pursuant to Listing Rule 7.2, exception 14, the effect of passing Resolutions 2 to 7 (inclusive) will be to allow the Company to issue, without using the Company's 15% Placement Capacity under Listing Rule 7.1, an aggregate of 433,230 to the Participating Directors, as follows:

(a)	300,000 Director Placement Shares to Mr Hannigan (and/or his nominee(s)) pursuant to Resolution 2;

(b)	52,000 Director Placement Shares to Ms Beverly Wyse (and/or her nominee(s)) pursuant to Resolution 3;

(c)	24,615 Director Placement Shares to Mr Tony Tripeny (and/or his nominee(s)) pursuant to Resolution 4;

(d)	24,615 Director Placement Shares to Ms Lorraine Martin (and/or her nominee(s)) pursuant to Resolution 5;

(e)	16,000 Director Placement Shares to Mr Anastasios Arima (and/or his nominee(s)) pursuant to Resolution 6; and

(f)	16,000 Director Placement Shares to Mr Vaughn Taylor (and/or his nominee(s)) pursuant to Resolution 7.

If Resolution 2 is not passed, the Company will not proceed with the issue of 300,000 Director Placement Shares to Mr Todd Hannigan (and/or his nominee(s)) and will be required to consider alternative means to raise additional funds.

If Resolution 3 is not passed, the Company will not proceed with the issue of 52,000 Director Placement Shares to Ms Beverly Wyse (and/or her nominee(s)) and will be required to consider alternative means to raise additional funds.

If Resolution 4 is not passed, the Company will not proceed with the issue of 24,615 Director Placement Shares to Mr Tony Tripeny (and/or his nominee(s)) and will be required to consider alternative means to raise additional funds.

If Resolution 5 is not passed, the Company will not proceed with the issue of 24,615 Director Placement Shares to Ms Lorraine Martin (and/or her nominee(s)) and will be required to consider alternative means to raise additional funds.

If Resolution 6 is not passed, the Company will not proceed with the issue of 16,000 Director Placement Shares to Mr Anastasios Arima (and/or his nominee(s)) and will be required to consider alternative means to raise additional funds.

If Resolution 7 is not passed, the Company will not proceed with the issue of 16,000 Director Placement Shares to Mr Vaughn Taylor (and/or his nominee(s)) and will be required to consider alternative means to raise additional funds.

5.3	Specific information required by Listing Rule 10.13

For the purposes of Shareholder approval for the issue of Director Placement Shares to the Participating Directors (and/or their respective nominee(s)) and the requirements of Listing Rule 10.13, the following information is provided:

(a)	the Company is proposing to issue Director Placement Shares to the Participating Directors (and/or their respective nominee(s)), as follows:

(i)	300,000 Director Placement Shares will be issued to Mr Todd Hannigan (and/or his nominee(s)) pursuant to Resolution 2;

(ii)	52,000 Director Placement Shares will be issued to Ms Beverly Wyse (and/or her nominee(s)) pursuant to Resolution 3;

(iii)	24,615 Director Placement Shares will be issued to Mr Tony Tripeny (and/or his nominee(s)) pursuant to Resolution 4;

(iv)	24,615 Director Placement Shares will be issued to Ms Lorraine Martin (and/or her nominee(s)) pursuant to Resolution 5;

(v)	16,000 Director Placement Shares will be issued to Mr Anastasios Arima (and/or his nominee(s)) pursuant to Resolution 6; and

(vi)	16,000 Director Placement Shares will be issued to Mr Vaughn Taylor (and/or his nominee(s)) pursuant to Resolution 7;

(b)	Mr Hannigan, Ms Wyse, Mr Tripeny, Ms Martin, Mr Arima and Mr Taylor fall within Listing Rule 10.11.1 as they are Directors and therefore, are related parties of the Company;

(c)	the maximum number of Director Placement Shares the Company will issue to the Participating Directors (and/or their respective nominee(s)) is as follows:

Participating Director	Director Placement Shares
Mr Todd Hannigan	300,000
Ms Beverly Wyse	52,000
Mr Tony Tripeny	24,615
Ms Lorraine Martin	24,615
Mr Anastasios Arima	16,000
Mr Vaughn Taylor	16,000
TOTAL	433,230

(d)	the Director Placement Shares to be issued to the Participating Directors are fully paid ordinary shares of the Company and rank equally in all respects with the existing Shares on issue;

(e)
the Company will issue the Director Placement Shares to the Participating Directors (and/or their respective nominee(s)) no later than one (1) month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules);

(f)	the Director Placement Shares will be issued at an issue price of A$5.00 per Share (the same issue price of the Institutional Placement Shares) to raise approximately A$2.2 million;

(g)	proceeds raised from the Placement will be used as detailed in Section 3;

(h)
the Director Placement Shares will be issued under short form subscription letters pursuant to which the Participating Directors will receive, subject to Shareholder approval, Director Placement Shares at an issue price of A$5.00 per Share;

(i)
the issue of the Director Placement Shares to the Participating Directors (and/or their respective nominee(s)) are not intended to incentivise and are not part the remuneration for the Participating Directors; and

(j)	voting exclusion statements are included in the Notice for Resolutions 2 to 7 (inclusive).

5.4	Board recommendation

The Board (excluding Mr Todd Hannigan) recommends that Shareholders vote in favour of Resolution 2.

The Board (excluding Ms Beverly Wyse) recommends that Shareholders vote in favour of Resolution 3.

The Board (excluding Mr Tony Tripeny) recommends that Shareholders vote in favour of Resolution 4.

The Board (excluding Ms Lorraine Martin) recommends that Shareholders vote in favour of Resolution 5.

The Board (excluding Mr Anastasios Arima) recommends that Shareholders vote in favour of Resolution 6.

The Board (excluding Mr Vaughn Taylor) recommends that Shareholders vote in favour of Resolution 7.

Schedule 1

Definitions

In the Notice and this Explanatory Memorandum words importing the singular include the plural and vice versa.

15% Placement Capacity has the meaning given in Section 4.2.

A$ means Australian Dollars.

ASX means ASX Limited (ACN 008 624 691) and, where the context permits, the Australian Securities Exchange operated by ASX.

AWST means Australian Western Standard Time, being the time in Perth, Western Australia.

Board means the board of Directors.

Chair means the person appointed to chair the Meeting, or any part of the Meeting, convened by the Notice.

Company means IperionX Limited (ACN 618 935 372).

Director means a director of the Company.

Director Placement Shares has the meaning given in Section 3.

Equity Security has the same meaning as in the Listing Rules.

Explanatory Memorandum means the explanatory memorandum which forms part of the Notice.

Institutional Placement Participants has the meaning given in Section 3.

Institutional Placement Shares has the meaning given in Section 3.

Listing Rules means the listing rules of ASX.

Meeting has the meaning in the introductory paragraph of the Notice.

Notice means the notice of meeting which comprises of the notice, agenda, Explanatory Memorandum and Proxy Form.

Participating Directors has the meaning given in Section 3.

Placement has the meaning given in Section 3.

Proxy Form means the proxy form attached to the Notice.

Resolution means a resolution contained in the Notice.

Schedule means a schedule to this Explanatory Memorandum.

Section means a section of this Explanatory Memorandum.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

 Proxy Voting Form  If you are attending the Meeting in person, please bring this with you for Securityholder registration.  IperionX Limited | ABN 84 618 935 372  Your proxy voting instruction must be received by 9.00am (AWST) on Wednesday, 01 October 2025, being not later than 48 hours before the commencement of the Meeting. Any Proxy Voting instructions received after that time will not be valid for the scheduled Meeting.  SUBMIT YOUR PROXY  Complete the form overleaf in accordance with the instructions set out below.  YOUR NAME AND ADDRESS  The name and address shown above is as it appears on the Company’s share register. If this information is incorrect, and you have an Issuer Sponsored holding, you can update your address through the investor portal: https://investor.automic.com.au/#/home Shareholders sponsored by a broker should advise their broker of any changes.  STEP 1 – APPOINT A PROXY  If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that Individual or body corporate. A proxy need not be a Shareholder of the Company. Otherwise if you leave this box blank, the Chair of the Meeting will be appointed as your proxy by default.  DEFAULT TO THE CHAIR OF THE MEETING  Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote these proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Voting Form, including where the Resolutions are connected directly or indirectly with the remuneration of Key Management Personnel.  STEP 2 - VOTES ON ITEMS OF BUSINESS  You may direct your proxy how to vote by marking one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.  APPOINTMENT OF SECOND PROXY  You may appoint up to two proxies. If you appoint two proxies, you should complete two separate Proxy Voting Forms and specify the percentage or number each proxy may exercise. If you do not specify a percentage or number, each proxy may exercise half the votes. You must return both Proxy Voting Forms together. If you require an additional Proxy Voting Form, contact Automic Registry Services.  SIGNING INSTRUCTIONS  Individual: Where the holding is in one name, the Shareholder must sign.  Joint holding: Where the holding is in more than one name, all Shareholders should sign.  Power of attorney: If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Voting Form when you return it.  Companies: To be signed in accordance with your Constitution. Please sign in the appropriate box which indicates the office held by you.  Email Address: Please provide your email address in the space provided.  By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible) such as a Notice of Meeting, Proxy Voting Form and Annual Report via email.  CORPORATE REPRESENTATIVES  If a representative of the corporation is to attend the Meeting the appropriate ‘Appointment of Corporate Representative’ should be produced prior to admission. A form may be obtained from the Company’s share registry online at https://automicgroup.com.au.  Lodging your Proxy Voting Form:  Online  Use your computer or smartphone to appoint a proxy at https://investor.automic.com.au/#/loginsah or scan the QR code below using your smartphone  Login & Click on ‘Meetings’. Use the Holder Number as shown at the top of this Proxy Voting Form.  BY MAIL:  Automic  GPO Box 5193  Sydney NSW 2001  IN PERSON:  Automic  Level 5, 126 Phillip Street  Sydney NSW 2000  BY EMAIL:  meetings@automicgroup.com.au  BY FACSIMILE:  +61 2 8583 3040  All enquiries to Automic: WEBSITE:  https://automicgroup.com.au  PHONE:  1300 288 664 (Within Australia)  +61 2 9698 5414 (Overseas)

 STEP 1 - How to vote  APPOINT A PROXY:  I/We being a Shareholder entitled to attend and vote at the General Meeting of IperionX Limited, to be held at 9.00am (AWST) on Friday, 03 October 2025 at Conference Room, Ground Floor, 28 The Esplanade, Perth WA 6000 hereby:  Appoint the Chair of the Meeting (Chair) OR if you are not appointing the Chair of the Meeting as your proxy, please write in the box provided below the name of the person or body corporate you are appointing as your proxy or failing the person so named or, if no person is named, the Chair, or the Chair’s nominee, to vote in accordance with the following directions, or, if no directions have been given, and subject to the relevant laws as the proxy sees fit and at any adjournment thereof.  The Chair intends to vote undirected proxies in favour of all Resolutions in which the Chair is entitled to vote.  Unless indicated otherwise by ticking the “for”, “against” or “abstain” box you will be authorising the Chair to vote in accordance with the Chair’s voting intention.  STEP 2 - Your voting direction  Resolutions For Against Abstain  1 Ratify the Issue of Institutional Placement Shares under Listing Rule 7.1  2 Issue of Director Placement Shares to Mr Todd Hannigan  3 Issue of Director Placement Shares to Ms Beverly Wyse  4 Issue of Director Placement Shares to Mr Tony Tripeny  5 Issue of Director Placement Shares to Ms Lorraine Martin  6 Issue of Director Placement Shares to Mr Anastasios Arima  7 Issue of Director Placement Shares to Mr Vaughn Taylor  Please note: If you mark the abstain box for a particular Resolution, you are directing your proxy not to vote on that Resolution on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.  STEP 3 – Signatures and contact details  Individual or Securityholder 1 Securityholder 2 Securityholder 3  Director  Director / Company Secretary  Sole Director and Sole Company Secretary Contact Name:  Email Address:  Contact Daytime Telephone  Date (DD/MM/YY)  / /  By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible).  IPX